SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

X

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number: 0-19599

World Acceptance Corporation

Retirement Savings Plan

108 Frederick Street

Greenville, South Carolina 29607

(Full title of the plan and the address of the plan)

World Acceptance Corporation

108 Frederick Street

Greenville, South Carolina 29607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)	The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held at End of Year, December 31, 2002

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Independent Auditors’ Report

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Page
Independent Auditors’ Report	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2002	8

Independent Auditors’ Consent	Exhibit 23

Independent Auditors’ Report

To the Board of Trustees

World Acceptance Corporation Retirement Savings Plan:

We have audited the financial statements of the World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001 and for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina

June 5, 2003

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value	$6,757,524	6,584,690
Contributions receivable:
Employer	17,819	18,271
Employee	41,596	41,995

	59,415	60,266

Total assets	6,816,939	6,644,956
Liabilities:
Refund payable for excess contributions	44,013	47,953

Net assets available for benefits	$6,772,926	6,597,003

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income:
Net realized and unrealized depreciation in fair value of investments	$(842,196)	(410,717)
Interest and dividends	73,895	85,958

Total investment loss	(768,301)	(324,759)

Contributions:
Employer	446,078	392,102
Employee	1,052,433	1,024,534
Rollovers	3,454	8,920

	1,501,965	1,425,556

Total additions	733,664	1,100,797

Deductions from net assets attributed to:
Benefits paid to participants	557,741	635,778

Net increase in net assets	175,923	465,019
Net assets available for benefits at beginning of period	6,597,003	6,131,984

Net assets available for benefits at end of period	$6,772,926	6,597,003

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer) who meet certain eligibility requirements may elect to become participants in the Plan.

(b)	Administrative Costs

Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 25% effective January 1, 2002 (15% prior to January 1, 2002) of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $1,000 catch-up contribution.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of nonforfeitable interest
Less than 2 years	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(g)	Forfeitures

The Plan allocates participant forfeitures of Employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures of discretionary Employer contributions are treated as if the forfeitures were additional Plan Sponsor nonelective contributions for the plan year in which the forfeitures occur.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investments

The assets are stated at fair value. Fair value is determined through the use of quoted market values for the underlying investments. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Contribution Refund

Refunds payable to participants at December 31, 2002 and 2001 were $44,013 and $47,953, respectively. These refunds were due to excess contributions, which were refunded to participants in 2003 for the year ended December 31, 2002 and in 2002 for the year ended December 31, 2001.

(d)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code, and believes that the Plan continues to qualify and to operate as designed.

(5)	Investments

A participant may direct employee contributions in 1% increments in a variety of investment options.

Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than twice annually.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investments at December 31, 2002 and 2001 greater than 5% of net assets are as follows:

	2002	2001
AIM International Equity Fund	$509,254	470,350
Alliance Premier Growth Fund	704,490	1,004,233
Franklin Balance Sheet Investment Fund	576,254	631,595
Franklin Short-Interim U.S. Government Fund	785,856	708,453
American Investment Company of America	494,263	466,213
Oppenheimer Capital Appreciation Fund	491,840	509,533
American Bond Fund of America	421,351	*
PaineWebber Stable Value GIC	1,165,261	1,004,162
Pimco Mid Cap Growth Fund	360,484	405,669
USB Tactical Allocation Fund	434,956	454,752
World Acceptance Corp. Common Stock	793,816	660,367

*	Less than 5% of net assets.

(6)	Related Party Transactions

Several of the Plan’s investments are issued by PaineWebber Trust Company (trustee prior to June 1, 2002), or Riggs Bank (trustee effective June 1, 2002); therefore, these transactions qualify as party-in-interest transactions. Investments in World Acceptance Corporation also qualify as party-in-interest transactions.

(7)	Plan Amendment

On December 21, 2001, the plan was amended, effective January 1, 2002. The amendment increased the contributions deferral a participant may elect from 15% to 25%. In addition, the vesting period was reduced.

Schedule 1

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a) Party in- interest	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Money Market Funds:
*	Riggs Bank, N.A.	Prime Money Market Fund	**	$19,699
	Mutual Funds:
	AIM	AIM International Equity Fund	**	509,254
	Alliance	Alliance Premier Growth Fund	**	704,490
	American	American Bond Fund of America	**	421,351
	American	American Investment Co. of America	**	494,263
	Franklin	Franklin Balance Sheet Investment Fund	**	576,254
	Franklin	Franklin Short-Interim U.S. Gov't Fund	**	785,856
	Oppenheimer	Oppenheimer Capital Appreciation Fund	**	491,840
*	PaineWebber Trust Company	Paine Webber Stable Value GIC	**	1,165,261
*	PIMCO	PIMCO Mid Cap Growth Fund	**	360,484
*	USB	USB Tactical Allocation Fund	**	434,956
	Common Stock:
*	World Acceptance Corporation	Common stock, no par value	**	793,816

				$6,757,524

*	Indicates party-in-interest to the Plan.
**	Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors’ report.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to the signed on it’s behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

By:	World Acceptance Corporation Retirement

Savings Plan Advisory Committee

Date: June 25, 2003	By:	/s/ CHARLES D. WALTERS
Charles D. Walters, Committee Member

By:	/s/ A. ALEXANDER MCLEAN III
A. Alexander McLean, III, Committee Member

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of KPMG LLP

99.1#	Certification of Committee Member – pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2#	Certification of Committee Member – pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

#	Pursuant to interim guidance provided in SEC Release No. 33-8212, this certification accompanies, but shall not be deemed filed as part of, this Annual Report on Form 11-K.